

Mail Stop 3720

September 11, 2008

Mr. Mario Cesar Pereira de Araujo
Chief Executive Officer
TIM Participações S.A.
Avenida das Americas, 3.434-7° andar
22640-102 Rio de Janiero, RJ, Brazil

> **Re**: **TIM Participações S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed June 3, 2008**
> **File No. 1-14491**

Dear Mr. De Araujo:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. You should comply with the remaining comments in future filings, as applicable. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. After our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2007

Item 5. Operating and Financial Review and Prospects, page 49

Liquidity and Capital Resources, page 67

1. We note your statement on the top of page 67 that your management expects cash from operations to be sufficient to meet your liquidity requirements in 2008. Given your expected 2008 capital expenditures of R$3.8 billion, please clarify in future filings the extent to which management expects to finance capital expenditures and other liquidity requirements.

Consolidated Financial Statements

39. Reconciliation between Brazilian GAAP and US GAAP, page F-74

j. Handset discounts, page F-91

2. We note your disclosure here and at page F-14 regarding your change in accounting policy in 2006 for handset subsidies. Please clarify your accounting policy for these subsidies prior to your change in accounting in 2006 for Brazilian GAAP. Tell us your policy for handset subsidies for US GAAP and clarify the nature of the related reconciling adjustments both before and after the policy change in 2006.

s. Earnings (loss) per share, page F-93

Asset Retirement Obligations, page F-96

3. Explain for us the nature of the adjustments to the asset retirement obligations in December 2006. Clarify whether your accounting treatment was the same for US GAAP and, if so, tell us your basis for recording a credit to the statement of operations. In addition, tell us how this credit relates to the reduction of the liability in the amount of R$316,085 during 2006, as disclosed at page F-45.

40. Additional disclosures required by US GAAP, page F-99

c. Statements of cash flows, page F-104

4. Explain for us the nature of the line item "capital increase" within cash provided by financing activities for the year ended December 31, 2005.

5. It appears that you classify the changes in judicial deposits as cash flows provided by or used in operating activities in your statements of cash flows. Describe for us the

nature of these judicial deposits and tell us how you determined their classification under the guidance in SFAS 95.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Advisor, at (202) 551-3576 or Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director